July 29, 2005

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Mr. Jeffrey P. Riedler, Assistant Director
Mr. Gregory S. Belliston, Division of Corporation Finance

Re:                             Corgenix Medical Corporation
Registration Statement on Form SB-2
Filed June 24, 2005
File No. 333-126115

                Form 10-KSB for the Year Ended June 30, 2004
Filed October 13, 2004
File No. 0-24541

Dear Messrs. Riedler and Belliston:

Thank you for your letter of July 5, 2005 in connection with the filing of the above-described Form SB-2 for Corgenix Medical Corporation.

Concurrently with this letter, we are filing Form 10-KSB/A that addresses your comment by correcting the disclosure in Item 8A of the company’s Form 10-KSB for the Year Ended June 30, 2004.

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Corgenix Medical Corporation (the “Company”) hereby requests that the effective date of the Registration Statement on Form SB-2, Registration No. 333-126115, as amended (the “Registration Statement”), be accelerated so that the same will become effective at 5:00 p.m. Eastern Time, on  August 2, 2005, or as soon thereafter as practicable.

In connection with this request pursuant to Rule 461, the Company acknowledges the following:

(1)  Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(2)  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(3)  The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise the undersigned at (303) 453-8946 or Robert Attai, of Otten, Johnson, Robsinson, Neff & Ragonetti, P.C., at (303) 575-7510, when the order declaring the Registration Statement effective is signed.

Sincerely,

Corgenix Medical Corporation

By: /s/ Doug Simpson

Doug Simpson

Chief Executive Officer